ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of Canadian dollars)
	SEPTEMBER 30	DECEMBER 31
	2012	2011

ASSETS

Current Assets
Cash and cash equivalents (see note 3)	$26,707	$41,741
Accounts and other receivables (see note 4)	10,924	11,021
Inventories (see note 5)	8,092	8,612
Prepaid expenses and other current assets	584	234
	46,307	61,608

Non-Current Assets
Restricted cash and deposits (see note 6)	8,960	4,774
Long-term investments (see note 7)	3,170	-
Property, plant and equipment (see note 8)	31,131	29,675
Mineral properties (see note 9)	124,863	114,021
Intangible assets	518	590

Total Assets	$214,949	$210,668

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 10)	$15,860	$13,033
Income taxes payable	440	60
Environmental services contract loss provision (see note 11)	579	518
	16,879	13,611
Non-Current Liabilities
Environmental services contract loss provision (see note 11)	798	1,434
Deferred revenue (see note 12)	2,148	774
Silver streaming interest (see note 13)	31,752	41,955
Decommissioning and rehabilitation provision (see note 14)	3,663	3,849
Deferred income tax liabilities	12,961	9,985

Total Liabilities	68,201	71,608

Shareholders’ Equity	146,748	139,060

Total Liabilities and Shareholders’ Equity	$214,949	$210,668

COMMITMENTS (see note 23)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars, except per	Three months ended		Nine months ended
share and share amounts)	2012	2011	2012	2011

Revenues
Mining operations	$17,310	$20,827	$57,828	$59,096
Environmental services	2,779	1,428	6,571	4,875
Total revenues	20,089	22,255	64,399	63,971

Cost of Sales (see note 16)
Mining operations	13,293	14,131	45,837	37,483
Environmental services	1,765	1,703	4,573	6,156
Total cost of sales	15,058	15,834	50,410	43,639

Gross Profit
Mining operations	4,017	6,696	11,991	21,613
Environmental services	1,014	(275)	1,998	(1,281)
Total gross profit	5,031	6,421	13,989	20,332

General and administrative expenses (see note 17)	4,308	2,474	12,488	9,950
Foreign exchange loss	75	144	1,251	642

	4,383	2,618	13,739	10,592

Operating Income	648	3,803	250	9,740

Other Income (Expenses)
Investment income	216	56	631	242
Finance costs	(11)	(17)	(36)	(45)
Gain on sale of mineral property (see note 9)	6,346	-	6,346	-
Derivative gain (see note 7)	51	-	51	-

Income Before Taxes	7,250	3,842	7,242	9,937

Income Tax Provision
Current	102	815	381	815
Deferred	1,883	(45)	2,922	1,793

Net Income	5,265	3,072	3,939	7,329

Other Comprehensive Income (Loss)
Cumulative translation adjustments	(14)	38	(11)	25
Gain on long-term investments (net of tax of $56, $nil, $56, $nil) (see note 7)	319	-	319	-

Total Comprehensive Income	$5,570	$3,110	$4,247	$7,354

Earnings Per Share (see note 19)
Basic	$0.09	$0.05	$0.06	$0.12
Diluted	$0.09	$0.05	$0.06	$0.12

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2012	2011	2012	2011

Cash Flows from Operating Activities
Net income	$5,265	$3,072	$3,939	$7,329
Items not affecting cash from operations –
Deferred revenue	85	152	203	128
Depletion of mineral properties	5,090	3,911	15,488	7,930
Environmental services contract loss provision	(287)	(4)	(575)	1,360
Silver streaming interest amount recognized	(2,957)	(3,101)	(10,203)	(8,881)
Depreciation of property, plant and equipment	518	661	1,917	1,693
Amortization of intangible assets	25	31	71	100
Share-based compensation expense	558	706	2,427	3,196
Finance costs and derivative (gain) loss	(54)	17	(27)	45
Gain on sale of mineral property	(6,346)	-	(6,346)	-
Deferred income tax (recovery)/expense	1,883	(45)	2,922	1,793

	3,780	5,400	9,816	14,693

Expenditures on decommissioning and rehabilitation	-	-	(14)	(28)
Changes in non-cash working capital balances related to operations –
(Increase) decrease in accounts and other receivables	(2,935)	(990)	97	(3,180)
(Increase) decrease in inventories	(1,153)	791	(322)	(1,313)
(Increase) decrease in prepaid expenses and other current assets	321	69	(222)	(450)
Increase (decrease) in accounts payable and accrued liabilities	2,061	(2,135)	6,387	7,823
Increase in income taxes payable	102	815	380	815

	2,176	3,950	16,122	18,360

Cash Flows from Investing Activities
Investment in mineral properties	(10,270)	(4,410)	(28,210)	(17,149)
Purchase of property, plant and equipment	(546)	(287)	(3,696)	(2,349)
Receipt of proceeds on sale of mineral property	3,205	-	3,205	-
Receipt of up-front payment under AEG remediation services agreement	-	-	1,172	-
Increase in restricted cash and deposits		(871)	(4,992)	(916)
Decrease in restricted cash and deposits	10	2	805	48

	(7,601)	(5,566)	(31,716)	(20,366)

Cash Flows from Financing Activities
Issuance costs	-	-	-	(186)
Receipt of advance payments under silver streaming interest	-	-	-	2,555
Shares issued on exercise of share options	191	129	560	2,456

	191	129	560	4,825

Decrease in Cash and Cash Equivalents	(5,234)	(1,487)	(15,034)	2,819

Cash and Cash Equivalents – Beginning of Period	31,941	50,443	41,741	46,137

Cash and Cash Equivalents – End of Period	$26,707	$48,956	$26,707	$48,956

No taxes were paid during either the three months or nine months ended September 30, 2012 or September 30, 2011

SUPPLEMENTAL INFORMATION (see note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(expressed in thousands of Canadian dollars)

	Common Shares
							Accumulated
							Other
				Share	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	Options	Surplus	Deficit	Income	Total

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	3,939	-	3,939
Other comprehensive income	-	-	-	-	-	-	308	308
Share-based compensation expense recognized	-	-	-	2,881	-	-	-	2,881
Exercise of share options	389,834	888	-	(328)	-	-	-	560
Share options expired	-	-	-	(571)	571	-	-	-

Balance – September 30, 2012	60,428,898	$155,042	$-	$10,534	$5,310	$(24,436)	$298	$146,748

Balance – December 31, 2010	59,179,106	$150,063	$282	$5,739	$3,876	$(34,355)	$(22)	$125,583

Net income	-	-	-	-	-	7,329	-	7,329
Other comprehensive income	-	-	-	-	-	-	25	25
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	-	25
Share-based compensation expense recognized	-	-	-	4,045	-	-	-	4,045
Exercise of share options	815,422	3,786	-	(1,330)	-	-	-	2,456
Share options expired	-	-	-	(486)	486	-	-	-

Balance – September 30, 2011	59,997,898	$153,874	$282	$7,968	$4,362	$(27,026)	$3	$139,463

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The Corporation changed its year end from June 30 to December 31 effective December 31, 2011, in order to better align its fiscal year with its operating year and its reporting peer group. Accordingly, the fiscal year ended December 31, 2011 was a shortened six month transitional fiscal year.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, being for the six month transitional fiscal year ended December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent fiscal financial statements. These condensed consolidated financial statements were approved for issue by the Board of Directors on October 31, 2012.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Cash and Cash Equivalents

	September 30	December 31
	2012	2011

Cash at bank and on hand	$3,433	$1,841
Short-term bank deposits	23,274	39,900

	$26,707	$41,741

4.	Accounts and Other Receivables

	September 30	December 31
	2012	2011

Trade receivables	$10,648	$9,985
Other receivables	782	1,242
Less: allowance for doubtful accounts	(506)	(206)

	$10,924	$11,021

5.	Inventories

	September 30	December 31
	2012	2011

Ore in stockpiles	$4,151	$3,844
Concentrate	3,105	4,161
Materials and supplies	836	607

	$8,092	$8,612

For the three and nine month periods ended September 30, 2012 the cost of inventories recognized as an expense and included in cost of sales was $13,023,000 and $45,440,000 (September 30, 2011 – $13,481,000 and $35,836,000).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Restricted Cash and Deposits

	September 30	December 31
	2012	2011

Non-current:
Security for remediation services agreement (see note 12)	$4,992	$-
Security for decommissioning provision	3,181	3,190
Other	787	1,584

	$8,960	$4,774

7.	Long-term Investments

	September 30	December 31
	2012	2011

Common shares held	$3,000	$-
Warrants held	170	-

	$3,170	$-

On September 26, 2012, the Corporation completed the sale of its remaining interest in the Brewery Creek mineral property to Golden Predator Corp. (“Golden Predator”) (see note 9). As part of the consideration, the Corporation received 7,500,000 common shares of Golden Predator, and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014.

From initial recognition through September 30, 2012, the Corporation recorded fair value adjustment gains, pre-tax, to both the common shares and the warrants of $375,000 and $51,000 respectively, in other comprehensive income and net income respectively.

The Corporation has chosen to designate its long-term investments in common shares held as financial assets available for sale with fair value adjustments, from initial recognition to period end, being recorded as a component of other comprehensive income.

Long-term investments in warrants held meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification other income (expense). These warrants are not listed on a stock exchange. The fair value of warrants at the date of grant and at the balance sheet date was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.08% to 1.10% per annum, an expected life of warrants of 2 years, an expected volatility ranging from 68% to 69%, and no expected dividends.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements
Cost	Buildings	Other Site	Mill	Equipment	& Other	Total

June 30, 2011	$-	$4,208	$25,666	$4,208	$1,056	$35,138
Additions	-	539	-	452	106	1,097

December 31, 2011	-	4,747	25,666	4,660	1,162	36,235
Additions	1,205	897	215	1,634	28	3,979

September 30, 2012	$1,205	$5,644	$25,881	$6,294	$1,190	$40,214

				Heavy
		Camp,	Ore	Machinery	Leasehold
Accumulated	Land and	Roads, and	Processing	and	Improvements
Depreciation	Buildings	Other Site	Mill	Equipment	& Other	Total

June 30, 2011	$-	$1,462	$857	$1,849	$818	$4,986
Depreciation		212	867	422	73	1,574

December 31, 2011	-	1,674	1,724	2,271	891	6,560
Depreciation	20	404	1,335	658	106	2,523

September 30, 2012	$20	$2,078	$3,059	$2,929	$997	$9,083

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements
Net book Value	Buildings	Other Site	Mill	Equipment	& Other	Total

June 30, 2011	$-	$2,746	$24,809	$2,359	$238	$30,152

December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675

September 30, 2012	$1,185	$3,566	$22,822	$3,365	$193	$31,131

During the three and nine month periods ended September 30, 2012, the Corporation recorded total depreciation of property, plant and equipment of $875,000 and $2,523,000 (2011 – $795,000 and $2,333,000), of which $552,000 and $1,917,000 (2011 – $661,000 and $1,756,000) has been charged to income with $484,000 and $1,878,000 (2011 – $587,000 and $1,557,000) recorded to mining cost of sales, $10,000 and $30,000 (2011 – $31,000 and $73,000) recorded in environmental services cost of sales and $58,000 and $136,000 (2011 – $43,000 and $126,000) reflected under general expenses.

Of the balance, $205,000 and $486,000 (2011 – $134,000 and $462,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil and $nil (2011 – $nil and $34,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Mineral Properties

			Expenditures	Depletion	September 30,
	January 1, 2012		Incurred	Recognized	2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$8,176	$(15,006)	$48,721
Lucky Queen	-	9,201	4,955	-	14,156
McQuesten	-	3,614	20	-	3,634
Onek	-	14,987	2,248	-	17,235
Silver King	-	6,900	77	-	6,977
Flame & Moth	-	6,679	2,451	-	9,130
Bermingham	-	6,500	5,140	-	11,640
Other Keno Hill Properties	-	10,226	2,954	-	13,180
Brewery Creek	-	173	(173)	-	-
Other	-	190	-	-	190

Total	$55,551	$58,470	$25,848	$(15,006)	$124,863

			Expenditures	Depletion	December 31,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$3,228	$(7,209)	$55,551
Lucky Queen	-	6,354	2,847	-	9,201
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	566	-	14,987
Silver King	-	6,498	402	-	6,900
Flame & Moth	-	3,592	3,087	-	6,679
Bermingham	-	4,603	1,897	-	6,500
Other Keno Hill Properties	-	10,226	-	-	10,226
Brewery Creek	-	22	151	-	173
Other	-	187	3	-	190

Total	$59,532	$49,517	$12,181	$(7,209)	$114,021

During the three and nine month periods ended September 30, 2012, the Corporation recognized depletion with respect to Bellekeno totaling $5,619,000 and $15,063,000 (2011 – $2,677,000 and $9,742,000), of which $5,090,000 and $15,488,000 (2011 – $3,911,000 and $7,930,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

Effective September 26, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to a third party, Golden Predator, for proceeds of $3,205,000 cash plus 7,500,000 common shares of Golden Predator and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014 (see note 7), as well as a net smelter returns royalty on gold production from Brewery Creek of between 2% and 2.75%. As a result, and including reversal of the decommissioning and rehabilitation provision related to the property (see note 0), a gain of $6,346,000 has been included in net income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Accounts Payable and Accrued Liabilities

	September 30	December 31
	2012	2011

Trade payables	$9,241	$7,682
Accrued liabilities	6,619	5,351

	$15,860	$13,033

11.	Environmental Services Contract Loss Provision

	September 30	December 31
	2012	2011
Balance – beginning of period	$1,952	$2,002
Reduction due to changes in loss estimation	(276)	-
Reduction due to current period loss realization	(299)	(50)
Balance – end of period	1,377	1,952
Less: Current portion	(579)	(518)
	$798	$1,434

12.	Deferred Revenue

	September 30	December 31
	2012	2011

Deferred revenue	$2,148	$774

In January, 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement. During the three and nine month periods ended September 30, 2012, the Corporation recognized in revenue $34,000 and $119,000 respectively of the up-front payment.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Silver Streaming Interest

	September 30	December 31
	2012	2011

Balance – beginning of period	$41,955	$48,266

Amount recognized in cost of sales (see note 16)	(10,203)	(6,311)

Balance – end of period	$31,752	$41,955

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2013. Commencing January 2013, and ending the earlier of December 31, 2013 and the completion of the 400 tonnes per day throughput test, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

14.	Decommissioning and Rehabilitation Provision

	September 30	December 31
	2012	2011

Balance – beginning of period	$3,849	$3,686

Additional decommissioning and rehabilitation obligations incurred	303	151
Expenditures on decommissioning and rehabilitation obligations	(14)	(21)
Reversal of provision upon sale of mineral property (see note 9)	(511)	-
Accretion expense, included in finance costs	36	33

Balance – end of period	$3,663	$3,849

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share-based compensation expense recognized	-	-	2,881
Options exercised	$1.43	(389,834)	(328)
Options expired	$6.62	(159,250)	(571)

Balance – September 30, 2012	$5.21	4,650,327	$10,534

Balance – December 31, 2010	$3.23	3,947,080	$5,739

Stock options granted	$.10	1,373,500	-
Share-based compensation expense recognized	-	-	4,045
Options exercised	$2.05	(815,422)	(1,330)
Options expired	$5.12	(146,664)	(486)

Balance – September 30, 2011	$4.43	4,358,494	$7,968

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.3% to 1.5% (2011 - 2.3% to 2.4%) per annum, an expected life of options of 4 years (2011 – 4 years), an expected volatility ranging from 70% to 73% (2011 – 73% to 77%), an expected forfeiture rate of 9% (2011 – 9%) and no expected dividends (2011 – nil).

Incentive share options outstanding and exercisable at September 30, 2012 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	3.47	$ 1.65	292,500	$ 1.65
$3.08	745,000	0.38	$ 3.08	745,000	$ 3.08
$3.45	806,661	4.48	$ 3.45	806,661	$ 3.45
$4.46	111,000	2.37	$ 4.46	111,000	$ 4.46
$4.99	526,500	1.30	$ 4.99	526,500	$ 4.99
$5.19	150,000	2.03	$ 5.19	150,000	$ 5.19
$5.38	50,000	1.67	$ 5.38	50,000	$ 5.38
$5.90	15,000	1.42	$ 5.90	15,000	$ 5.90
$6.28	15,000	4.57	$ 6.28	5,000	$ 6.28
$6.92	837,000	4.32	$ 6.92	279,583	$ 6.92
$7.10	1,098,166	5.32	$ 7.10	634,677	$ 7.10
$8.13	3,500	5.61	$ 8.13	3,500	$ 8.13

	4,650,327	3.40	$ 5.21	3,619,421	$ 4.51

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The weighted average share price at the date of exercise for options exercised during the three and nine month periods ended September 30, 2012 was $3.90 and $5.08 (2011 – $8.09 and $8.59) respectively.

During the three and nine month periods ended September 30, 2012, the Corporation recorded total share-based compensation expense of $600,000 and $2,881,000 (2011 – $787,000 and $4,045,000), of which $104,000 and $483,000 (2011 – $123,000 and $778,000) is recorded to mineral properties, $615,000 and $2,465,000 (2011 – $706,000 and $3,250,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

16.	Cost of Sales

The Corporation recorded cost of sales for the three month and nine month periods ended September 30, 2012 as follows:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011

Mining operations –
Inventoried costs –
Direct production costs	$7,399	$8,828	$27,962	$25,908
Depreciation, depletion and share-based compensation	5,624	4,653	17,478	9,928
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	3,227	3,751	10,600	10,529
Silver streaming interest amount recognized (see note 13)	(2,957)	(3,101)	(10,203)	(8,882)
	13,293	14,131	45,837	37,483

Environmental services –
Direct service costs	1,755	1,672	4,543	6,083
Depreciation	10	31	30	73
	1,765	1,703	4,573	6,156

	$15,058	$15,834	$50,410	$43,639

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the three and nine month periods ended September 30, 2012 as follows:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011

General and administrative expenses
Depreciation	$58	$43	$136	$126
Amortization of intangible assets	34	31	117	100
Business development and investor relations	295	212	626	516
Office, operating and non- operating overheads	1,379	361	3,417	1,418
Professional	196	258	715	1,027
Regulatory	13	51	174	235
Salaries and contractors	1,825	822	4,977	3,598
Share-based compensation	417	551	1,976	2,603
Travel	91	145	350	327

	$4,308	$2,474	$12,488	$9,950

18.	Income Tax Expense

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

	Nine Months Ended	Nine Months Ended
	September 30	September 30
	2012	2011

Accounting income before income tax	$7,242	$9,937
Federal and provincial income tax rate of 25.00% (2011: 27.50%)	1,811	2,733

Non-deductible permanent differences	859	660
Differences in foreign exchange rates	32	178
Effect of difference in tax rates	295	(425)
Change in benefits not recognized	(38)	(601)
Yukon mineral tax	280	-
Change in estimate	141	83
Other	(77)	(20)
	1,492	(125)

Provision for (recovery of) income taxes	$3,303	$2,608

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine month periods ended September 30, 2012:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011

Numerator
Net income for the period	$5,265	$3,072	$3,939	$7,329

Denominator
For basic – weighted average number of shares outstanding	60,378,788	59,984,902	60,198,653	59,685,002
Effect of dilutive securities – Incentive share options	455,621	1,871,401	949,262	1,874,456
For diluted – adjusted weighted average number of shares outstanding	60,834,409	61,856,303	61,147,915	61,559,458

Earnings Per Share
Basic	$0.09	$0.05	$0.06	$0.12
Diluted	$0.09	$0.05	$0.06	$0.12

20.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2012 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$104	$123	$483	$778
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(705)	$(841)	$(4,012)	$(4,638)
Property, plant and equipment	$35	$27	$325	$519
Prepaid expenses and other current assets	$389	$(27)	$(1,305)	$(151)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Segmented Information

The Corporation’s three operating segments during the three and nine month periods ended September 30, 2012 were environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

For the three months ended	Environmental	Mining	Exploration and
September 30, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,197	$-	$-	$-	$2,197
Non-Canadian	582	17,310	-	-	17,892
Intersegment	1,304	-	-	-	1,304
Total segment revenues	4,083	17,310	-	-	21,393
Intersegment revenues eliminated on consolidation	(1,304)	-	-	-	(1,304)
Total revenues as reported	2,779	17,310	-	-	20,089

Segment income (loss) before taxes	$167	$4,861	$198	$2,024	$7,250

Total assets	$13,626	$95,460	$73,096	$33,067	$215,249

For the three months ended	Environmental	Mining	Exploration and
September 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,188	$-	$-	$-	$1,188
Non-Canadian	240	20,827	-	-	21,067
Intersegment	979	-	-	-	979
Total segment revenues	2,407	20,827	-	-	23,234
Intersegment revenues eliminated on consolidation	(979)	-	-	-	(979)
Total revenues as reported	1,428	20,827	-	-	22,255

Segment income (loss) before taxes	$(873)	$5,715	$(42)	$(938)	$3,862

Total assets	$6,621	$97,983	$55,065	$50,689	$210,358

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended	Environmental	Mining	Exploration and
September 30, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,423	$-	$-	$-	$4,423
Non-Canadian	2,148	57,828	-	-	59,976
Intersegment	3,145	-	-	-	3145
Total segment revenues	9,716	57,828	-	-	67,544
Intersegment revenues eliminated on consolidation	(3,145)	-	-	-	(3,145)
Total revenues as reported	6,571	57,828	-	-	64,399

Segment income (loss) before taxes	$(799)	$9,339	$55	$(1,353)	$7,242

Total assets	$13,626	$95,460	$73,096	$33,067	$215,249

For the nine months ended	Environmental	Mining	Exploration and
September 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,760	$-	$-	$-	$3,760
Non-Canadian	1,115	59,096	-	-	60,211
Intersegment	740	-	-	-	740
Total segment revenues	5,615	59,096	-	-	64,711
Intersegment revenues eliminated on consolidation	(740)	-	-	-	(740)
Total revenues as reported	4,875	59,096	-	-	63,971

Segment income (loss) before taxes	$(3,670)	$17,830	$(24)	$(4,180)	$9,956

Total assets	$6,621	$97,983	$55,065	$50,689	$210,358

22.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(a)	Key Management Personnel Compensation

	Three Months Ended		Nine Months Ended
		September 30		September 30
	2012	2011	2012	2011

Salaries and short-term benefits	$1,195	$523	$3,600	$2,699
Share-based compensation	271	544	1,500	1,631

	$1,466	$1,067	$5,100	$4,330

Key management includes the Corporation’s Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH ENDED SEPTEMBER 30, 2012 AND 2011	(unaudited)
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Other Related Party Transactions

During the nine month period ended September 30, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the three and nine month periods ended September 30, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $nil and $57,127 (2011 – $nil and $nil) respectively with Access Field Services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable under normal third-party trade payable terms and conditions.

23.	Commitments

As of September 30, 2012, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at September 30, 2012 are as follows:

2012	$114
2013	466
2014	453
2015	414
2016	366
Thereafter	-

$1,813

(b)	As of September 30, 2012, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $747,000.